希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/AR2003-USSEC/L
Your Ref :

12 May 2004

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish herewith the document(s) listed below pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

1. Announcement - Final Dividend for the year ended 31 December 2003
   Option to receive shares in lieu of cash dividend
   Calculation of Market Value dated 11 May 2004

2. Announcement - Annual General Meeting held on 11 May 2004 – Poll Results

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy P. W. Lam
Assistant Company Secretary

Enc.

South China Morning Post 12 May 2004

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2003
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

At the Annual General Meeting of Shareholders of the Company held on 11 May 2004, an ordinary resolution had been passed to declare a final dividend of HK26.5 cents per ordinary share in the capital of the Company (each as a "Share"), payable to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$11.91, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Wednesday, 5 May 2004 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 11 May 2004 x HK$0.265 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$11.91}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders (excluding shareholders whose registered addresses are situated in the United States or any of its territories or possessions or Canada who will only receive the circular) on or about Tuesday, 18 May 2004. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 7 June 2004. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 11 June 2004 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company).

As at the date of this announcement, the executive Directors of the Company are Mr. Peter Ting Chang Lee *(Chairman)*, Mr. Michael Tze Hau Lee *(Managing Director)*, Mrs. Pauline Wah Ling Yu Wong *(Director, Property)*; the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and the Independent non-executive Directors are Sir David Akers-Jones *(Deputy Chairman)*, Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 11 May 2004

South China Morning Post 12 May 2004

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

Annual General Meeting held on 11 May 2004 - Poll Results

At the Annual General Meeting of Hysan Development Company Limited (the "Company") held on 11 May 2004 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions, as set out in the Notice of Annual General Meeting dated 31 March 2004.

As at the date of the AGM, the total number of shares entitling the holders to attend and vote for or against all resolutions is 1,043,871,533. There were no restrictions on shareholders to cast votes on any of the proposed resolutions at the AGM.

All resolutions were approved by shareholders and the poll results were as follows:

Resolutions		No. of Votes (%)	
		For	Against
1.	To receive and consider the Statement of Accounts for the year ended 31 December 2003 and the Reports of the Directors and Auditors thereon.	666,562,609 (99.999929%)	472 (0.000071%)
2.	To declare a final dividend (together with a scrip alternative).	673,211,102 (99.999930%)	472 (0.000070%)
3.	i) To re-elect Sir David Akers-Jones as Director.	669,014,701 (99.866375%)	895,166 (0.133625%)
	ii) To re-elect Mr. Hans Michael Jebsen as Director.	668,979,784 (99.866517%)	894,166 (0.133483%)
	iii) To re-elect Mr. Michael Tze Hau Lee as Director.	669,023,099 (99.870002%)	870,851 (0.129998%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company at a fee to be agreed by the Directors.	669,870,080 (99.994061%)	39,787 (0.005939%)
As Ordinary Resolutions			
5.	To give Directors a general mandate (up to 20% of issued share capital) to issue and dispose of additional shares in the Company.	534,404,503 (79.418427%)	138,492,859 (20.581573%)
6.	To give Directors a general mandate (up to 10% of issued share capital) to repurchase shares in the Company.	673,186,817 (99.998281%)	11,572 (0.001719%)
7.	To give Directors a general mandate to issue and dispose of additional shares pursuant to Resolution numbered 5, not exceeding the amount of share repurchased in Resolution numbered 6.	635,359,272 (94.387043%)	37,783,200 (5.612957%)
As Special Resolution			
8.	Amendments to Articles of Association.	653,745,361 (99.994947%)	33,038 (0.005053%)

Resolutions 1 to 7 were passed as ordinary resolutions, and Resolution 8 was passed as a special resolution.

Messrs. Deloitte Touche Tohmatsu, the auditors of the Company, has acted as the scrutineer and performed certain procedures as agreed with the Company on the information on the poll results summary prepared by Standard Registrars Limited, the Share Registrars of the Company, to the poll forms collected by them. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute either an audit or a review made in accordance with Statements of Auditing Standards issued by Hong Kong Society of Accountants and accordingly, no such assurance was provided, nor advice on matters of legal interpretation or legality of the poll results.

As at the date of this announcement, the executive Directors of the Company are Mr. Peter Ting Chang Lee (Chairman), Mr. Michael Tze Hau Lee (Managing Director), Mrs. Pauline Wah Ling Yu Wong (Director, Property); the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and the Independent non-executive Directors are Sir David Akers-Jones (Deputy Chairman), Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 11 May 2004